April 2, 2012
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Franklin Resources, Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed November 15, 2011
File No. 1-9318

Dear Mr. Cash:

We have received your letter dated March 22, 2012. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 32

1.    Comment:
We note your responses to our prior comments three and five. However, we continue to believe that you should continue to consider including more specific quantified information regarding your fees by product in future filings to the extent that they materially impact your results. Given that your effective management fee rate is subject to change based on changes in your product mix, additional quantified information may better allow an investor to understand the overall correlation between the variability of your fees and the related revenue you recognize.

Response:

We will continue to consider including more specific quantified information regarding our fees by product investment objective and/or U.S. vs. international sales region in future filings to the extent that they materially impact our results.

2.    Comment:
We note your response to our prior comment eight and appreciate the additional disclosures you intend to provide. However, it continues to appear to us that you should also include additional disclosures related to your compensation and benefits. We understand that you may not use a ratio to measure or derive your compensation and benefits; however, we assume that your compensation and benefits do vary based on your operating revenues, investment management fees and/or AUM. Therefore, we continue to believe that you should include a metric that discusses changes in your compensation and benefits relative to changes in one or more of the above measures or potentially in terms of changes in the number of your employees (i.e. average compensation and benefits per employee) if you believe that would be more meaningful. Please tell us your intentions with regard to this matter and provide us an example of your future disclosure.

Response:

In future filings, beginning with our next Form 10-Q, we will revise our compensation and benefits expense disclosures in MD&A as follows:

“Compensation and benefit expenses increased $8.0 million for the three months ended December 31, 2011 primarily due to an increase in salaries, wages and benefits, partially offset by a decrease in variable compensation. Salaries, wages and benefits increased $12.5 million primarily due to a $10.4 million increase in salaries and wages resulting from higher staffing levels and annual merit salary adjustments that were effective December 1, 2011. Variable compensation decreased $4.2 million, mainly due to a $3.0 million decrease related to private equity performance fees. Compensation and benefit expenses as a percentage of operating revenues were 17.7% and 17.2% for the three months ended December 31, 2011 and 2010. At December 31, 2011, our global workforce had increased to approximately 8,500 employees from approximately 8,000 employees at December 31, 2010.”

We will also include a discussion of any significant changes in the ratio of compensation and benefits expense as a percentage of operating revenues.

Financial Statements and Supplementary Data, page 60
Note 1 - Significant Accounting Policies, page 71
Basis of Presentation, page 71

3.     Comment:
We note your response to our prior comment nine. With a view towards future disclosure, please clarify for us if you are consolidating the “certain investments in non-variable interest entity limited partnerships and similar structures” because you are the general partner. If you are the general partner, please explain to us how you determined that your risk of loss is limited to your investments. If you are not the general partner, please explain to us how you determined that you have voting control of these limited partnerships.

Response:

We consolidate certain of our investments in non-variable interest entity limited partnerships and similar structures (collectively, “limited partnership entities”) because we are the general partner or managing member of these entities and the limited partners or other investors do not have the substantive ability to remove us as general partner or managing member or otherwise participate in the decision making of the entity. This is consistent with our accounting policy on consolidation as disclosed on pages 73-74 in Note 1 of our Form 10-K.

Our maximum exposure to loss from these limited partnership entities solely relates to our equity ownership in the entities. We do not promise any guaranteed rate of returns to the limited partners or other investors, nor do we have an explicit or implicit obligation to fund losses incurred by the entities. Further, our general partner entities are all structured as limited liability companies. As we only capitalize these general partner entities in the amount of our investment in the limited partnership entities, our loss exposure is limited to the amount of our investments.

Please do not hesitate to contact me at 650-312-2230 if you have additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.

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